EXHIBIT 5.1

THOMPSON HINE LLP
2000 Courthouse Plaza, N.E.
10 West Second Street
Dayton, Ohio 45402-1758

December 4, 2001

Ladies and Gentlemen:

We have acted as counsel to Milacron Inc., a Delaware corporation (the "Company"), in connection with the registration under the Securities Act of 1933 on Form S-8 (the "Registration Statement") of additional shares of Common Stock, par value $1.00 per share, of the Company (the "Common Stock"), issuable pursuant to the Milacron Inc. Retirement Savings Plan (the "Plan").

In connection with this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary, including: (a) the Company's Restated Certificate of Incorporation, as amended, (b) the Company's By-laws of the Company and (c) the Plan.

Based on the foregoing, it is our opinion that:

1. The Company has been duly incorporated and is a validly existing corporation in good standing under the laws of the State of Delaware.

2. The shares of Common Stock which may be issued or delivered pursuant to distributions from the plan, assuming (except as to treasury shares) that the per share consideration is at least equal to the par value of the Common Stock, will be, when issued or delivered pursuant to the Plan, validly issued, fully paid and nonassessable.

We are members of the bar of the State of Ohio and, accordingly, we do not express any opinion as to any matter governed by any laws other than the laws of the State of Ohio, the General Corporation Law of the State of Delaware and the federal laws of the United States of America.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/THOMPSON HINE LLP